UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2023

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25

1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE

On January 9, 2023, argenx SE (the “Company”) issued a press release and a presentation the Company intends to use at the 41st Annual J.P. Morgan Healthcare Conference being held from January 9-12, 2023, copies of which are filed hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including the Exhibits, is incorporated by reference into the Company’s Registration Statements on F-3 (File No. 333-258251) and S-8 (File Nos. 333-225375 and 333-258253).

EXHIBITS

Exhibit	Description
99.1	Press Release dated January 9, 2023
99.2	Investor Presentation, January 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: January 9, 2023	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy
General Counsel